Exhibit 99.1

AMERICAS GOLD AND SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Americas Gold and Silver Corporation Condensed interim consolidated statements of financial position (In thousands of U.S. dollars, unaudited)

	September 30,	December 31,
As at	2019	2018
Assets
Current assets
Cash and cash equivalents	$6,466	$3,464
Trade and other receivables (Note 6)	5,273	7,712
Inventories (Note 7)	8,127	8,136
Prepaid expenses	2,496	1,247
Derivative instruments (Note 19)	539	-
Asset held-for-sale (Note 8)	8,513	6,925
Convertible loan receivable (Note 9)	-	1,922
	31,414	29,406
Non-current assets
Restricted cash	3,995	681
Property, plant and equipment (Note 8)	167,761	96,442
Deferred tax assets (Note 18)	282	626
Total assets	$203,452	$127,155

Liabilities
Current liabilities
Trade and other payables	$18,914	$14,345
Convertible loans payable (Note 9)	-	2,972
Sandstorm deferred revenue (Note 10)	886	-
Derivative instruments (Note 11)	1,594	35
Glencore pre-payment facility (Note 12)	5,640	5,610
	27,034	22,962
Non-current liabilities
Other long-term liabilities	952	689
Sandstorm deferred revenue (Note 10)	8,728	-
Convertible debenture (Note 11)	9,931	-
Glencore pre-payment facility (Note 12)	1,362	5,500
Post-employment benefit obligations	8,421	8,174
Decommissioning provision	5,302	3,791
Derivative warrant liability (Note 9)	-	711
Deferred tax liabilities (Note 18)	5,628	1,132
Total liabilities	67,358	42,959

Equity
Share capital (Note 13)	283,411	212,943
Equity reserve	36,382	34,837
Foreign currency translation reserve	6,026	6,541
Deficit	(189,725)	(170,125)
Total equity	136,094	84,196

Total liabilities and equity	$203,452	$127,155

Contingencies (Note 21), Subsequent events (Note 22)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Gold and Silver Corporation Condensed interim consolidated statements of financial position (In thousands of U.S. dollars, unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Revenue (Note 15)	$12,525	$11,734	$45,287	$49,468

Cost of sales (Note 16)	(14,461)	(12,809)	(41,661)	(37,943)
Depletion and amortization (Note 8)	(3,503)	(2,443)	(10,395)	(7,044)
Care and maintenance costs	(135)	(129)	(332)	(990)
Corporate general and administrative (Note 17)	(1,904)	(1,659)	(5,801)	(5,227)
Transaction costs (Note 5)	(284)	-	(2,441)	-
Exploration costs	(864)	(539)	(1,830)	(2,528)
Accretion on decommissioning provision	(53)	(48)	(157)	(144)
Interest and financing income (expense)	8	(234)	(1,672)	(746)
Foreign exchange gain (loss)	(282)	(87)	1	(271)
Gain on disposal of assets (Note 8)	-	15	-	870
Gain (loss) on derivative instruments (Note 11 and 19)	439	254	(140)	857
Gain on derivative warrant liability	-	-	46	-
Write-down of equipment (Note 8)	-	(65)	-	(65)
Contingency on value added taxes (Note 21)	-	-	-	(125)
Loss before income taxes	(8,514)	(6,010)	(19,095)	(3,888)
Income tax recovery (expense) (Note 18)	(278)	219	(505)	10
Net loss	(8,792)	(5,791)	(19,600)	(3,878)

Other comprehensive income (loss)
Items that may be reclassified subsequently
to loss
Foreign currency translation reserve	133	3	(515)	174
Other comprehensive income (loss)	133	3	(515)	174
Comprehensive loss	$(8,659)	$(5,788)	$(20,115)	$(3,704)

Loss per share
Basic and diluted	(0.11)	(0.13)	(0.29)	(0.09)

Weighted average number of common shares
outstanding
Basic and diluted (Note 14)	81,437,739	43,019,794	66,860,075	42,424,147

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation Condensed interim consolidated statements of financial position (In thousands of U.S. dollars, unaudited)

						Foreign
	Share capital					currency
	Common		Preferred		Equity	translation		Total
	Shares	Amount	Shares	Amount	reserve	reserve	Deficit	equity

Balance at January 1, 2019	43,402	$212,943	-	$-	$34,837	$6,541	$(170,125)	$84,196
Net loss for the period	-	-	-	-	-	-	(19,600)	(19,600)
Other comprehensive loss for the period	-	-	-	-	-	(515)	-	(515)
San Felipe property option transaction costs	452	600	-	-	-	-	-	600
Acquisition of Pershing Gold Corporation (Note 5)	24,849	38,604	3,678	5,714	1	-	-	44,319
Subscription agreement with Sandstorm Gold Ltd. (Note 13)	4,785	7,371	-	-	-	-	-	7,371
Conversion of convertible loans payable (Note 10)	2,764	4,284	-	-	-	-	-	4,284
Warrants issued on acquisition transaction costs	-	-	-	-	471	-	-	471
Warrants issued on financing transaction costs	-	-	-	-	149	-	-	149
Reclassification of derivative warrant liability (Note 10)	-	-	-	-	680	-	-	680
Non-brokered private placement (Note 13)	3,955	9,468	-	-	141	-	-	9,609
Share-based payments	-	-	-	-	1,729	-	-	1,729
Exercise of options, warrants, and deferred share units	2,420	4,427	-	-	(1,626)	-	-	2,801
Balance at September 30, 2019	82,627	$277,697	3,678	$5,714	$36,382	$6,026	$(189,725)	$136,094

Balance at January 1, 2018	41,497	$207,012	-	$-	$34,760	$6,284	$(159,998)	$88,058
Net loss for the period	-	-	-	-	-	-	(3,878)	(3,878)
Other comprehensive income for the period	-	-	-	-	-	174	-	174
Share-based payments	-	-	-	-	1,777	-	-	1,777
Exercise of options and warrants	1,598	5,486	-	-	(1,908)	-	-	3,578
Balance at September 30, 2018	43,095	$212,498	-	$-	$34,629	$6,458	$(163,876)	$89,709

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Gold and Silver Corporation Condensed interim consolidated statements of financial position (In thousands of U.S. dollars, unaudited)

	September 30,	September 30,
	2019	2018
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(19,600)	$(3,878)
Adjustments for the following items:
Depletion and amortization	10,395	7,044
Income tax expense (recovery)	505	(10)
Accretion and decommissioning costs	157	12
Share-based payments	1,820	1,675
Unrealized loss on non-current assets	-	2
Provision on other long-term liabilities	27	21
Deferred costs on convertible loans	745	-
Deferred costs on convertible debenture	59	-
Sandstorm deferred revenue	10,000	-
Net charges on post-employment benefit obligations	247	13
Loss (gain) on derivative instruments	1,182	(183)
Gain on derivative warranty liability	(46)	-
Write-down of equipment	-	65
Contingency on value added taxes	-	125
	5,491	4,886
Changes in non-cash working capital items:
Trade and other receivables	2,439	985
Inventories	9	1,116
Prepaid expenses	(640)	(905)
Forward contracts	-	(80)
Trade and other payables	(930)	(152)
Net cash generated from (used in) operating activities	6,369	5,850

Investing activities
Expenditures on property, plant and equipment	(8,217)	(10,670)
Development costs on Relief Canyon Mine	(19,246)	-
San Felipe property option payments	(1,500)	(2,000)
Cash received from (payments to) bond on decommissioning costs	485	(370)
Cash received from alternative minimum tax credits	344	-
Investment in convertible loan receivable	(800)	-
Cash from acquisition of Pershing Gold Corporation	241	-
Net cash used in investing activities	(28,693)	(13,040)

Financing activities
Repayments to Glencore pre-payment facility	(4,108)	(2,770)
Payments to lease liabilities	(216)	-
Financing from convertible debenture	10,000	-
Share issuance from private placement	10,000	-
Share issuance from subscription agreement	7,371	-
Proceeds from exercise of options and warrants	2,801	3,578
Net cash generated from financing activities	25,848	808

Effect of foreign exchange rate changes on cash	(522)	168
Increase (decrease) in cash and cash equivalents	3,002	(6,214)
Cash and cash equivalents, beginning of period	3,464	9,325
Cash and cash equivalents, end of period	$6,466	$3,111

Cash and cash equivalents consist of:
Cash	$6,466	$3,111
Term deposits	-	-
	$6,466	$3,111

Interest paid during the period	$865	$757

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.   Corporate information
Americas Gold and Silver Corporation (formerly Americas Silver Corporation) (the “Company") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2019 were approved and authorized for issue by the Board of Directors of the Company on November 13, 2019.
2.   Basis of presentation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2018. In particular, the Company’s significant accounting policies were summarized in Note 3 of the consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of these condensed interim consolidated financial statements with the exception of “Leases”, which has been replaced by recent changes in accounting policies under Note 3 below. These unaudited condensed interim consolidated financial statements were prepared on a going concern basis.
3.   Changes in accounting policies and recent accounting pronouncements
The Company has adopted the following new accounting standard effective for annual periods beginning on or after January 1, 2019:

(i) Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company adopted IFRS 16 using the modified retrospective approach resulting in the recognition of additional assets and liabilities from right-of-use assets identified on the consolidated statement of financial position at January 1, 2019 with no restatement of prior year comparatives. Effective January 1, 2019, the adoption of IFRS 16 increased assets, liabilities, depreciation, interest and financing expense, and decreased corporate general and administrative expenses. The Company applied practical expedients to not recognize short-term leases or leases of low-value items on transition under IFRS 16.

From January 1, 2019, the Company assesses whether a contract is or contains a lease at inception which is the right to control the use of an identified asset for a period of time in exchange for consideration. A right-of-use lease asset and lease liability is recognized at the inception of a lease where the right-of-use lease asset is measured at cost and depreciated over a straight-line basis while the lease liability is measured as the present value of lease payments discounted using the interest rate implicit in the lease and accreted using the effective interest method. Lease payments on short-term leases or leases of low-value items are expensed to the consolidated statements of loss and comprehensive loss.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

4.   Significant accounting judgments and estimates
The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.
In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2018.

5. Acquisition of Pershing Gold Corporation

On April 3, 2019, the Company obtained control and completed the acquisition of Pershing Gold Corporation (“Pershing Gold”) via an agreement and plan of merger dated September 28, 2018. The merger was completed by the Company acquiring all the outstanding common and preferred shares of Pershing Gold through exchanging each outstanding Pershing Gold common share for 0.715 common shares of the Company and exchanging each outstanding Pershing Gold preferred share for 461.44 common or preferred shares of the Company. Outstanding Pershing Gold options and restricted share units were exchanged for the Company’s common share considerations and outstanding Pershing Gold warrants became exercisable for the Company’s common shares under the same exchange ratio.

The merger has been accounted for as a business combination with the Company identified as the acquirer for accounting purposes.

The consideration paid is calculated as follows:

Non-diluted Pershing Gold common shares outstanding, April 3, 2019	33,686,921
Implicit share exchange ratio	0.715
The Company's common shares exchanged for Pershing Gold common shares	24,085,928
The Company's common share price, April 3, 2019 (USD)	1.55
Total common share consideration	$37,418
Consideration on the exchange of Pershing Gold for the Company's equity instruments:
Preferred shares exchanged for common shares	383
Preferred shares exchanged for preferred shares	5,714
Restricted share units exchanged for common shares	803
Warrants exchanged for warrants	1
Total equity consideration	44,319
Pre-existing convertible loan from the Company to Pershing Gold	2,913
Total consideration	$47,232

For the purpose of these financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of the acquisition as well as applicable information at the time these consolidated financial statements were prepared. Due to the underlying assumptions made in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and as a result the carrying amounts of some assets, particularly, property, plant and equipment, acquired through a business combination could therefore differ significantly in the future. As prescribed by IFRS 3 - Business Combinations, if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a period, not to exceed twelve months, to complete the purchase price allocation. Any adjustment of the provisional amount of an identifiable asset acquired or liability assumed made as a result of completing the final accounting will be accounted for retrospectively to the original acquisition date.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The preliminary purchase price allocation, which is subject to final adjustments, is as follows:

Cash and cash equivalents	$241
Prepaid expenses	609
Restricted cash	3,787
Property, plant and equipment	54,059
Trade and other payables	(5,454)
Decommission provision	(1,223)
Deferred tax liabilities	(4,787)
Net assets acquired	$47,232

The acquisition of Pershing Gold by the Company was completed on April 3, 2019. As of the date of these consolidated financial statements, the determination of fair value of assets and liabilities acquired is based on preliminary estimates and has not been finalized. In particular, the fair values of the mining interests, property, plant and equipment, and related tax consequences and exposures have been determined provisionally. The actual fair values of these assets and liabilities may differ materially from the amounts disclosed in the preliminary fair value above and are subject to change. Management will complete its review of the fair values within twelve months of the acquisition date, in particular, the fair values of the mining interests, and property, plant and equipment with consideration to any resulting tax impact.

Acquisition related expenses of $2.4 million have been charged to transaction costs in the consolidated statements of loss and comprehensive loss for the three and nine-month periods ended September 30, 2019.

These consolidated financial statements include Pershing Gold results from April 3, 2019 to September 30, 2019. The revenue from the sale of precious metals and net loss before income taxes included in the consolidated statements of loss and comprehensive loss since April 3, 2019 contributed by Pershing Gold was nil and $1.0 million, respectively.

If Pershing Gold had been consolidated from January 1, 2019, on a pro forma basis, the consolidated statements of loss and comprehensive loss would have included revenue of nil and net loss before income taxes of $2.8 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2019.
6.  Trade and other receivables
	September 30,	December 31,
	2019	2018

Trade receivables	$4,413	$6,126
Value added taxes receivable	616	1,465
Other receivables	244	121
	$5,273	$7,712
7.   Inventories
	September 30,	December 31,
	2019	2018

Concentrates	$1,015	$941
Ore stockpiles	1,871	1,602
Spare parts and supplies	5,241	5,593
	$8,127	$8,136

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The amount of inventories recognized as an expense was $14.5 million during the three-month period ended September 30, 2019 (2018: $12.8 million) and $41.7 million during the nine-month period ended September 30, 2019 (2018: $37.9 million). The concentrates and ore stockpiles, and spare parts and supplies write-down to net realizable value included in cost of sales was $0.3 million and nil, respectively, during the three-month period ended September 30, 2019 (2018: $0.5 million, and ($0.2) million, respectively) and $0.9 million and nil, respectively, during the nine-month period ended September 30, 2019 (2018: $0.5 million, and ($0.2) million, respectively).

8.   Property, plant and equipment
					Corporate
	Mining	Non-producing	Plant and	Right-of-use	office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2018	$104,362	$58,467	$48,808	$-	$84	$211,721
Asset additions	9,420	-	5,734	-	11	15,165
Property purchase option acquired	-	2,633	-	-	-	2,633
Change in decommissioning provision	(354)	-	-	-	-	(354)
Reclassification	-	(61,100)	-	-	-	(61,100)
Balance at December 31, 2018	113,428	-	54,542	-	95	168,065
Acquisition of Pershing Gold	-	34,786	19,263	-	10	54,059
Asset additions	5,401	3,745	17,790	527	-	27,463
Change in decommissioning provision	192	-	-	-	-	192
Reclassification	-	-	(343)	343	-	-
Balance at September 30, 2019	$119,021	$38,531	$91,252	$870	$105	$249,779

Accumulated depreciation
and depletion
Balance at January 1, 2018	$34,848	$50,502	$26,031	$-	$39	$111,420
Depreciation/depletion for the year	6,762	-	3,800	-	10	10,572
Write-down of equipment	-	-	133	-	-	133
Reclassification	-	(50,502)	-	-	-	(50,502)
Balance at December 31, 2018	41,610	-	29,964	-	49	71,623
Depreciation/depletion for the period	6,825	-	3,333	222	15	10,395
Balance at September 30, 2019	$48,435	$-	$33,297	$222	$64	$82,018

Carrying value
at December 31, 2018	$71,818	$-	$24,578	$-	$46	$96,442
at September 30, 2019	$70,586	$38,531	$57,955	$648	$41	$167,761

As at January 1, 2019, the Company recognized $0.9 million of right-of-use assets from leases upon adoption of IFRS 16 using the modified retrospective approach, where $0.1 million were from the Cosalá Operations, $0.3 million were from the Galena Complex, and $0.5 million were from Corporate and Other. The associated lease liabilities were classified into trade and other payables and other long-term liabilities in the consolidated statement of financial position.

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd. (“Santacruz”), to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico. As at December 31, 2018, the property purchase option was reclassified as an asset held-for-sale as its carrying amount will be recovered principally through sale. A write-down of $3.7 million was recorded for the year-ended December 31, 2018 to measure the asset held-for-sale at the lower of its carrying amount of $10.6 million and fair value less estimated costs to sell of $6.9 million. The Company made two of the remaining eight contractual quarterly option payments of $0.75 million to Hochschild during the first three quarters of 2019. Further details of the option are disclosed in Note 8 of the consolidated financial statements for the year ended December 31, 2018.

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. A write-down of $0.1 million was recorded for the year ended December 31, 2018 as a result of writing down carrying amounts of equipment to recoverable amounts. No other impairment or impairment reversal indicators were identified for the nine-month period ended September 30, 2019.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Company recognized a gain of $0.8 million in the second quarter of 2018 related to proceeds received through an insurance claim for equipment damaged from mining operations during fiscal 2017.

The amount of borrowing costs capitalized as property, plant and equipment was $0.2 million during the three-month period ended September 30, 2019 (2018: nil) and $0.3 million during the nine-month period ended September 30, 2019 (2018: nil).
9.   Convertible loans receivable and payable
On October 1, 2018, in connection with the acquisition with Pershing Gold (see Note 5), the Company entered into short-term secured convertible loan agreements with Mr. Pierre Lassonde and two other lenders (the “Lenders”) for $5.5 million CAD due July 1, 2019 with interest payable at 15% per annum (the “Convertible Loans Payable”). The Convertible Loans Payable had an extension option to mature on October 1, 2019 with interest payable at 18% per annum upon election by the Company.

The Company recorded a derivative asset of $0.2 million on initial recognition based on the estimated fair value of the extension option and recognized a loss of $0.2 million in the consolidated statements of loss and comprehensive loss for the three-month and nine-month periods ended September 30, 2019 as a result of the change in estimated fair value of the extension option (for the year ended December 31, 2018: $0.1 million loss).

The Convertible Loans Payable had an option to convert into common shares of the Company upon mutual election at a conversion price determined as the lower of $3.1231 CAD or the volume-weighted average price of the Company’s common shares for five trading days immediately preceding the date of exercise. On initial recognition and as at December 31, 2018, the fair value of the conversion option was nil. Interest expense of $0.1 million and $0.3 million was recorded in the consolidated statements of loss and comprehensive loss for the three-month and nine-month periods ended September 30, 2019, respectively, in connection with the Convertible Loans Payable (for the year ended December 31, 2018: $0.2 million).

On April 3, 2019, the Company along with the Lenders have mutually elected to convert the Company’s outstanding Convertible Loans Payable into common shares of the Company in accordance with the Convertible Loans Payable agreement terms, resulting in the issuance of 2,763,518 of the Company’s common shares priced at approximately $2.09 CAD per share.

Under the terms of the Convertible Loans Payable, the Company issued 1,074,999 warrants to the Lenders where each warrant is exercisable for one common share at an exercise price of $3.1231 CAD for a period of 5 years. The holders of the warrants had a cashless exercise option to receive common shares of the Company equal to the fair value of the warrants, in lieu of exercising the warrants for cash. If so elected, the fair value of the warrants was determined by multiplying the number of warrants to be exercised by the market price of a common share less the warrants exercise price with the difference divided by the market price of the common share. There would be variability in the number of shares issued per warrant if a warrant holder exercises this option.

The Company recorded a derivative warrant liability on initial recognition of $1.3 million based on the estimated fair value of the warrants determined using the Black-Scholes warrant pricing model and recognized nil and a $0.1 million gain in the consolidated statements of loss and comprehensive loss for the three-month and nine-month periods ended September 30, 2019, respectively, as a result of the change in estimated fair value of the derivative warrant liability (for the year ended December 31, 2018: $0.6 million gain). The derivative warrant liability was reclassified to equity reserve at fair value of $0.7 million during the second quarter of 2019 as the terms of the warrants were amended to remove the cashless exercise option available to the holders.

The net proceeds of the Convertible Loans Payable were used by the Company to fund a short-term secured first lien convertible loan to Pershing Gold due June 1, 2019 with interest payable at 16% per annum (the “Convertible Loan Receivable”) to address Pershing Gold’s near-term working capital requirements. The Company had funded $2.8 million of the Convertible Loan Receivable to Pershing Gold prior to acquisition on April 3, 2019. Subsequent to the acquisition, the Convertible Loan Receivable was consolidated on presentation with Pershing Gold’s respective convertible loan payable to the Company.

Further details of the Convertible Loans Payable and Convertible Loan Receivable are disclosed in Note 9 of the consolidated financial statements for the year ended December 31, 2018.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

10. Sandstorm deferred revenue

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the construction and development of Pershing Gold’s Relief Canyon Mine. The Purchase Agreement consists of a combination of fixed and variable deliveries from the Relief Canyon Mine. The $25 million advance is conditional upon, among other things, commencement of construction of the Relief Canyon Mine and the associated development plan and operational contracts.  As at September 30, 2019, the Company obtained $10 million in advances from Sandstorm through the Purchase Agreement. The remaining $15 million in advances was obtained subsequent to September 30, 2019.

The Company recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue and will recognize the amounts in revenue as performance obligations to metals delivery are satisfied over the term of the Purchase Agreement. The advances received on precious metals delivery is expected to reduce to nil through deliveries of the Company’s own production to Sandstorm. The Company determined the amortization of deferred revenue on a per unit basis to be equal to the expected total deliveries of gold ounces over the term of the Purchase Agreement.

The Purchase Agreement has a repurchase option for the Company exercisable at any time to reduce the variable deliveries to Sandstorm from 4% to 2% by delivering 4,000 ounces of gold plus additional ounces of gold compounded annually at 10%. On initial recognition and as at September 30, 2019, the fair value of the repurchase option was nil.

Interest expense of $0.1 million was capitalized as borrowing costs to property, plant and equipment for the three-month and nine-month periods ended September 30, 2019 in connection with the accretion of a significant financing component determined from the advances received on precious metals delivery.

The following are components of deferred revenue as at September 30, 2019:

Advances received	$10,000
Deferred transaction costs	(466)
Accretion on significant financing component	80
Deferred revenue	9,614
Less: current portion	(886)
Non-current portion	$8,728

11.   Convertible debenture
On April 3, 2019, the Company issued a $10 million convertible debenture (the “Convertible Debenture”) to Sandstorm due April 3, 2023 with interest payable at 6% per annum and repayable at the Company’s option prior to maturity. The funds available under the Convertible Debenture included the principal amount of the $3 million unsecured, promissory note previously issued to Sandstorm by the Company.

The Convertible Debenture may be converted into common shares of the Company at Sandstorm’s option at a conversion price of $2.14 and may be prepaid at the Company’s option at any time prior to the maturity date. The Company recorded a net derivative liability of nil on initial recognition based on the estimated fair value of the conversion and prepayment option and recognized a loss of $1.6 million in the consolidated statements of loss and comprehensive loss for the nine-month period ended September 30, 2019 as a result of the change in the estimated fair value of the conversion and prepayment option.

Interest expense of $0.1 million and $0.2 million were capitalized as borrowing costs to property, plant and equipment for the three-month and nine-month periods ended September 30, 2019, respectively, in connection with the Convertible Debenture.

The initial fair value of the principal portion of the Convertible Debenture was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds are allocated to the conversion option.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

12.   Glencore pre-payment facility
On January 29, 2017, the Company entered into a pre-payment facility for $15.0 million with Metagri S.A. de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for the San Rafael project within the Cosalá district of Sinaloa, Mexico (the “Pre-Payment Facility”). The Pre-Payment Facility was drawn in full on March 30, 2017, has a term of four years at an interest of U.S. LIBOR rate plus 5% per annum, and is secured by a promissory note in the amount of up to $15.0 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on the San Rafael project. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the San Rafael Mine where Glencore will pay for the concentrates at the prevailing market prices for silver, zinc and lead, less customary treatment, refining and penalty charges. Repayment of principal on the Pre-Payment Facility began in January 2018 as an additional tonnage charge on shipments of concentrate where $3.9 million was paid during the year ended December 31, 2018. Minimum annual principal repayments of $5.5 million are due during 2019 and $5.5 million are due during 2020. The Company paid $4.1 million during the nine-month period ended September 30, 2019.
13.   Share capital
On April 3, 2019, the Company entered into a subscription agreement with Sandstorm to issue $10 million CAD of the Company’s common shares based on the 5-day volume weighted average price at approximately $2.09 CAD per share, resulting in the issuance of 4,784,689 of the Company’s common shares.

On July 26, 2019, the Company closed a non-brokered private placement with Mr. Eric Sprott for gross proceeds of $10 million through issuance of 3,955,454 of the Company’s common shares priced at approximately $3.30 CAD per share. As part of the non-brokered private placement, $0.4 million in transaction costs was incurred and 118,664 warrants were issued to the Company’s advisor where each warrant is exercisable for one common share at an exercise price of $3.37 CAD for a period of three years starting July 25, 2019.

a.   Authorized
Authorized share capital consists of an unlimited number of common and preferred shares.

	September 30,	December 31,
	2019	2018

Issued
82,627,077 (2018: 43,402,434) common shares	$277,697	$212,943
3,678,135 (2018: nil) preferred shares	5,714	-
	$283,411	$212,943

Each non-voting preferred share is convertible, at the holder’s option, without payment of any additional consideration by the holder thereof, initially on a one-to-one basis into common shares, subject to adjustment, and in accordance with the terms of the non-voting preferred shares.

b.   Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

A summary of changes in the Company’s outstanding stock options is presented below:

		September 30,		December 31,
		2019		2018
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	3,160	$3.77	2,316	$3.06
Granted	3,480	2.39	1,435	4.54
Exercised	(831)	2.23	(471)	2.29
Expired	(40)	2.39	(120)	5.14
Balance, end of period	5,769	$3.17	3,160	$3.77

The following table summarizes information on stock options outstanding and exercisable as at September 30, 2019:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

2.00 to 3.00	2.52	3,415	$2.38	1,125	$2.38
3.01 to 4.00	0.32	950	3.85	950	3.85
4.01 to 5.00	1.26	1,364	4.58	920	4.58
5.01 to 6.00	1.32	40	5.55	27	5.55
		5,769	$3.17	3,022	$3.54

c.   Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the nine-month period ended September 30, 2019 was $0.72 (2018: $1.50).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions for the three-month and nine-month periods ended September 30, 2019 and 2018:
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Expected stock price volatility (1)	-	-	58%	59%
Risk free interest rate	-	-	1.60%	1.74%
Expected life	-	-	3 years	3 years
Expected forfeiture rate	-	-	2.72%	3.36%
Expected dividend yield	-	-	0%	0%

Share-based payments included in cost of sales	$-	$-	$-	$-
Share-based payments included in general and
administrative expenses	387	334	1,676	1,711
Total share-based payments	$387	$334	$1,676	$1,711

(1)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.   Warrants

The warrants that are issued and outstanding as at September 30, 2019 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
1,447,426	4.68	Jun 2016	Jun 9, 2021
799,065	4.68	Jul 2016	Jun 14, 2021
1,074,999	3.12	Oct 2018	Oct 1, 2023
15,889	11.32	Apr 2019	May 6, 2022
389,771	2.40	May 2019	May 13, 2022
1,241,200	2.40	May 2019	May 29, 2022
118,664	3.37	Jul 2019	Jul 25, 2022
5,087,014

e.   Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at September 30, 2019, 89,196 (December 31, 2018: 86,692) restricted share units are outstanding at an aggregate value of $0.2 million (December 31, 2018: $0.1 million).

f.   Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 20% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at September 30, 2019, 316,597 (December 31, 2018: 337,137) deferred share units are issued and outstanding.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

14.   Weighted average basic and diluted number of common shares outstanding
	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Basic weighted average number of shares	81,437,739	43,019,794	66,860,075	42,424,147
Effect of dilutive shares, options and warrants	-	-	-	-
Diluted weighted average number of shares	81,437,739	43,019,794	66,860,075	42,424,147

Diluted weighted average number of common shares for the three-month period and nine-month periods ended September 30, 2019 excludes 3,678,135 anti-dilutive preferred shares (2018: nil), 5,769,056 anti-dilutive stock options (2018: 3,119,993) and 5,087,014 anti-dilutive warrants (2018: 4,091,623).
15.   Revenue
The following is a disaggregation of revenue categorized by commodities sold for the three-month and nine-month periods ended September 30, 2019 and 2018:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Silver
Provisional sales revenue	$5,218	$4,563	$16,447	$16,501
Derivative pricing adjustments	34	(298)	39	(343)
	5,252	4,265	16,486	16,158
Zinc
Provisional sales revenue	$10,348	$8,941	$37,253	$32,104
Derivative pricing adjustments	(1,277)	(2,494)	(2,186)	(2,726)
	9,071	6,447	35,067	29,378
Lead
Provisional sales revenue	$6,376	$6,785	$20,174	$22,641
Derivative pricing adjustments	34	(489)	(92)	(440)
	6,410	6,296	20,082	22,201
Other by-products
Provisional sales revenue	$142	$133	$490	$360
Derivative pricing adjustments	(23)	(12)	(103)	3
	119	121	387	363

Total provisional sales revenue	$22,084	$20,422	$74,364	$71,606
Total derivative pricing adjustments	(1,232)	(3,293)	(2,342)	(3,506)
Gross revenue	$20,852	$17,129	$72,022	$68,100
Treatment and selling costs	(8,327)	(5,395)	(26,735)	(18,632)
	$12,525	$11,734	$45,287	$49,468

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 19). Revenue from contracts with customers is recognized net of treatment and selling costs if payment of those amounts is enforced at the time of sale.
P a g e | 14

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

16.   Cost of sales
Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month and nine-month periods ended September 30, 2019 and 2018:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Salaries and employee benefits	$6,549	$6,119	$20,002	$17,599
Raw materials and consumables	5,576	4,754	16,477	14,034
Utilities	1,296	1,237	3,945	3,246
Other costs	428	447	1,228	1,948
Changes in inventories	612	252	9	1,116
	$14,461	$12,809	$41,661	$37,943

17.   Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month and nine-month periods ended September 30, 2019 and 2018:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Salaries and employee benefits	$563	$446	$1,653	$1,333
Directors’ fees	94	95	285	241
Share-based payments	433	271	1,787	1,609
Professional fees	185	479	523	851
Office and general	629	368	1,553	1,193
	$1,904	$1,659	$5,801	$5,227

18.   Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the nine-month period ended September 30, 2019 was 26.5% and for the year ended December 31, 2018 was 26.5%.

The Company’s net deferred tax asset relates to the U.S. alternative minimum tax credits available:

	September 30,	December 31,
	2019	2018

Alternative minimum tax credits	$282	$626
Other	742	742
Total deferred tax assets	1,024	1,368
Property, plant and equipment	(742)	(742)
Net deferred tax assets	$282	$626

P a g e | 15

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Company’s net deferred tax liability relates to the acquisition of Pershing Gold and Mexican mining royalty arising principally from the following:

	September 30,	December 31,
	2019	2018

Property, plant and equipment	$5,649	$878
Other	345	607
Total deferred tax liabilities	5,994	1,485
Provisions and reserves	(366)	(353)
Net deferred tax liabilities	$5,628	$1,132

19.   Financial risk management
a.   Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i) Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of September 30, 2019, the Company’s exposure to credit risk with respect to trade receivables amounts to $4.4 million (December 31, 2018: $6.1 million). The Company believes credit risk for Mexican Value Added Taxes of $0.6 million (December 31, 2018: $1.5 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There is no significant provision recorded for expected credit losses at September 30, 2019 and December 31, 2018.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	September 30, 2019
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$18,914	$18,914	$-	$-	$-
Glencore pre-payment facility	7,002	5,640	1,362	-	-
Interest on Glencore pre-payment facility	317	301	16	-	-
Convertible debenture	10,000	-	-	10,000	-
Interest on convertible debenture	2,106	602	1,200	304	-
Projected pension contributions	4,018	866	1,683	1,325	144
Decommissioning provision	5,992	50	607	-	5,335
Other long-term liabilities	952	-	393	54	505
	$49,301	$26,373	$5,261	$11,683	$5,984

P a g e | 16

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	September 30, 2019
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$280	$280	$-	$-	$-
Other long-term liabilities	388	-	333	55	-
	$668	$280	$333	$55	$-

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate of 8% applied during the period:

Operating lease obligations as at December 31, 2018	$1,055
Practical expedients applied	(538)
Incremental borrowing rate discount	(53)
Additions	63
IFRS 16 adoption	527
Total lease liabilities as at January 1, 2019	270
Lease principal payments	(179)
Lease interest payments	(37)
Accretion on lease liabilities	24
Total lease liabilities as at September 30, 2019	$605

(iii) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is subject to the interest rate risk of U.S. LIBOR rate plus 5% per annum from the existing Pre-Payment Facility. Interest rates of other financial instruments are fixed.

(2)	Currency risk

As at September 30, 2019, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos (“MXP”):

Financial instruments that may impact the Company’s net loss or other comprehensive loss due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	As at September 30, 2019
	CAD	MXP

Cash and cash equivalents	$1,398	$303
Trade and other receivables	46	799
Trade and other payables	1,332	6,893

As at September 30, 2019, the CAD/USD and MXP/USD exchange rates were 1.32 and 19.64, respectively. The sensitivity of the Company’s net loss and comprehensive loss due to changes in the exchange rates for the nine-month period ended September 30, 2019 is included in the following table:
P a g e | 17

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	CAD/USD	MXP/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$944	$1,420
Other comprehensive loss	(27)	79

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

At September 30, 2019, the Company had non-hedge foreign exchange forward contracts to buy approximately 104.0 million MXP at average exchange rate of 19.81 MXP/USD to be settled within the next year valued at approximately $5.3 million. The average forward exchange rate on settlement as at September 30, 2019 was approximately 19.81 MXP/USD with the currencies having a fair value of approximately $5.3 million. Accordingly, the Company recorded an unrealized gain of nil through profit or loss during the nine-month period ended September 30, 2019 (2018: unrealized gain of $0.2 million).

During the three-month period ended September 30, 2019, the Company settled non-hedge foreign exchange forward contracts to buy approximately 32.0 million MXP (2018: 44.1 million MXP) and recorded a realized gain of $0.1 million through profit or loss (2018: realized gain of $0.2 million). During the nine-month period ended September 30, 2019, the Company settled non-hedge foreign exchange forward contracts to buy approximately 152.0 million MXP (2018: 68.9 million MXP) and recorded a realized gain of $0.4 million through profit or loss (2018: realized gain of $0.1 million).

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at September 30, 2019, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, copper and gold prices would affect trade receivables by approximately $0.4 million.

At September 30, 2019, the Company had non-hedge commodity forward contracts for approximately 4.4 million and 3.3 million pounds of zinc and lead, respectively, at average price of $1.21 and $0.95 per pound, respectively, to be settled within the next year valued at approximately $5.3 million and $3.1 million, respectively. The average forward prices on settlement as at September 30, 2019 was approximately $1.08 and $0.97 per pound of zinc and lead, respectively, with the commodities having a fair value of approximately $4.7 million and $3.2 million, respectively. Accordingly, the Company recorded an unrealized gain of $0.5 million through profit or loss during the nine-month period ended September 30, 2019 (2018: nil).

During the three-month period ended September 30, 2019, the Company settled non-hedge commodity forward contracts for approximately 6.5 million pounds of zinc (2018: 0.7 million pounds of zinc) and recorded a realized gain of $0.7 million through profit or loss (2018: realized gain of $0.1 million). During the nine-month period ended September 30, 2019, the Company settled non-hedge commodity forward contracts for approximately 7.9 million pounds of zinc (2018: 1.4 million pounds of zinc and 2.6 million pounds of lead) and recorded a realized gain of $0.6 million through profit or loss (2018: realized gain of $0.5 million).

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the nine-month period ended September 30, 2019 was gain of $1.4 million (2018: gain of $0.9 million). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s Convertible Debenture during the nine-month period ended September 30, 2019 was loss of $0.2 million (2018: nil).
P a g e | 18

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

b.   Fair values

The fair value of cash, restricted cash, trade and other payables, and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

●
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

●
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

●	Convertible debenture: The principal portion of the convertible debenture is carried at amortized cost.
●
Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

●
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
●
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

●	Level 3 inputs are unobservable (supported by little or no market activity).

	September 30,	December 31,
	2019	2018

Level 1
Cash and cash equivalents	$6,466	$3,464
Restricted cash	3,995	681

Level 2
Trade and other receivables	5,273	7,712
Derivative instruments	1,055	35
Convertible loan receivable	-	1,977
Convertible loans payable	-	4,032
Convertible debenture	9,931	-
Glencore pre-payment facility	7,002	11,110
Derivative warrant liability	-	711

P a g e | 19

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

20.   Segmented and geographic information, and major customers
a.   Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States, including a recently acquired Pershing Gold segment (see Note 5). Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.   Geographic information
All revenues from sales of concentrates for the three-month and nine-month periods ended September 30, 2019, and 2018 were earned in Mexico and the United States. The following segmented information is presented as at September 30, 2019 and December 31, 2018, and for the three-month and nine-month periods ended September 30, 2019 and 2018.

	As at September 30, 2019					As at December 31, 2018
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Corporate and Other	Total

Cash and cash equivalents	$1,216	$516	$1,390	$3,344	$6,466	$3,305	$(2)	$161	$3,464
Trade and other receivables	3,759	1,463	5	46	5,273	6,353	1,274	85	7,712
Inventories	6,070	2,057	-	-	8,127	5,844	2,292	-	8,136
Prepaid expenses	595	773	664	464	2,496	506	535	206	1,247
Derivative instruments	-	-	-	539	539	-	-	-	-
Asset held-for-sale	8,513	-	-	-	8,513	6,925	-	-	6,925
Convertible loan receivable	-	-	-	-	-	-	-	1,922	1,922
Restricted cash	139	54	3,748	54	3,995	139	541	1	681
Property, plant and equipment	47,952	46,191	73,188	430	167,761	52,540	43,856	46	96,442
Deferred tax assets	-	282	-	-	282	-	626	-	626
Total assets	$68,244	$51,336	$78,995	$4,877	$203,452	$75,612	$49,122	$2,421	$127,155

Trade and other payables	$8,289	$3,778	$4,788	$2,059	$18,914	$8,094	$3,614	$2,637	$14,345
Derivative instruments	-	-	-	1,594	1,594	-	-	35	35
Convertible loans payable	-	-	-	-	-	-	-	2,972	2,972
Other long-term liabilities	-	572	-	380	952	-	632	57	689
Sandstorm deferred revenue	-	-	-	9,614	9,614	-	-	-	-
Convertible debenture	-	-	-	9,931	9,931	-	-	-	-
Glencore pre-payment facility	7,002	-	-	-	7,002	11,110	-	-	11,110
Post-employment benefit obligations	-	8,421	-	-	8,421	-	8,174	-	8,174
Decommissioning provision	1,874	2,190	1,238	-	5,302	1,760	2,031	-	3,791
Derivative warrant liability	-	-	-	-	-	-	-	711	711
Deferred tax liabilities	841	-	4,787	-	5,628	1,132	-	-	1,132
Total liabilities	$18,006	$14,961	$10,813	$23,578	$67,358	$22,096	$14,451	$6,412	$42,959

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month period ended September 30, 2019					Three-month period ended September 30, 2018
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Corporate and Other	Total

Revenue	$7,684	$4,841	$-	$-	$12,525	$6,303	$5,431	$-	$11,734
Cost of sales	(7,212)	(7,249)	-	-	(14,461)	(6,085)	(6,724)	-	(12,809)
Depletion and amortization	(2,512)	(905)	(54)	(32)	(3,503)	(1,587)	(855)	(1)	(2,443)
Care and maintenance costs	(10)	(125)	-	-	(135)	(8)	(121)	-	(129)
Corporate general and administrative	-	-	-	(1,904)	(1,904)	-	-	(1,659)	(1,659)
Transaction costs	-	-	-	(284)	(284)	-	-	-	-
Exploration costs	(406)	(137)	(321)	-	(864)	(462)	(77)	-	(539)
Accretion on decommissioning provision	(37)	(9)	(7)	-	(53)	(37)	(11)	-	(48)
Interest and financing income (expense)	(142)	-	7	143	8	(234)	-	-	(234)
Foreign exchange gain (loss)	(146)	-	-	(136)	(282)	(88)	-	1	(87)
Gain on disposal of assets	-	-	-	-	-	15	-	-	15
Gain (loss) on derivative instruments	-	-	-	439	439	256	-	(2)	254
Write-down of equipment	-	-	-	-	-	-	(65)	-	(65)
Loss before income taxes	(2,781)	(3,584)	(375)	(1,774)	(8,514)	(1,927)	(2,422)	(1,661)	(6,010)
Income tax recovery (expense)	(278)	-	-	-	(278)	219	-	-	219
Net loss for the period	$(3,059)	$(3,584)	$(375)	$(1,774)	$(8,792)	$(1,708)	$(2,422)	$(1,661)	$(5,791)

	Nine-month period ended September 30, 2019					Nine-month period ended September 30, 2018
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Corporate and Other	Total

Revenue	$30,619	$14,668	$-	$-	$45,287	$28,986	$20,482	$-	$49,468
Cost of sales	(20,111)	(21,550)	-	-	(41,661)	(17,278)	(20,665)	-	(37,943)
Depletion and amortization	(7,514)	(2,680)	(106)	(95)	(10,395)	(4,533)	(2,505)	(6)	(7,044)
Care and maintenance costs	(30)	(302)	-	-	(332)	(30)	(960)	-	(990)
Corporate general and administrative	-	-	-	(5,801)	(5,801)	-	-	(5,227)	(5,227)
Transaction costs	-	-	-	(2,441)	(2,441)	-	-	-	-
Exploration costs	(1,039)	(306)	(485)	-	(1,830)	(2,362)	(166)	-	(2,528)
Accretion on decommissioning provision	(111)	(32)	(14)	-	(157)	(110)	(34)	-	(144)
Interest and financing income (expense)	(512)	15	14	(1,189)	(1,672)	(746)	-	-	(746)
Foreign exchange gain (loss)	(76)	-	-	77	1	(281)	-	10	(271)
Gain on disposal of assets	-	-	-	-	-	870	-	-	870
Gain (loss) on derivative instruments	-	-	-	(140)	(140)	319	165	373	857
Gain on derivative warrant liability	-	-	-	46	46	-	-	-	-
Write-down of equipment	-	-	-	-	-	-	(65)	-	(65)
Contingency on value added taxes	-	-	-	-	-	(125)	-	-	(125)
Income (loss) before income taxes	1,226	(10,187)	(591)	(9,543)	(19,095)	4,710	(3,748)	(4,850)	(3,888)
Income tax recovery (expense)	(505)	-	-	-	(505)	10	-	-	10
Net income (loss) for the period	$721	$(10,187)	$(591)	$(9,543)	$(19,600)	$4,720	$(3,748)	$(4,850)	$(3,878)

c.   Major customers

The Company sold concentrates to one customer during the three-month period ended September 30, 2019 (2018: one customer) accounting for 100% (2018: 100%) of revenues. For the nine-month period ended September 30, 2019, the Company sold concentrated to one customer (2018: two customers) accounting for 100% (2018: 70% and 30%) of revenues.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

21.   Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $10.0 million (MXP 196.8 million), of which $4.3 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.8 million (MXP 94.6 million) of their original reassessment. The remaining $5.2 million (MXP 102.2 million) consists of $4.3 million (MXP 84.4 million) related to transactions with certain suppliers and $0.9 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.3 million (MXP 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.0 million (MXP 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment.
22.   Subsequent events
The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interest of the Company’s Galena Complex with initial contribution of $15 million to fund capital improvements and operations. Mr. Eric Sprott committed to contributing additional funds to support the ongoing operations alongside the Company in proportion of their respective ownership up to $5 million for the first year of operations with the Company contributing any potential excess as necessary. After the first year, contributions revert to the proportional percentage of ownership interests to fund capital projects and operations.

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